02 MAY -7 AM 10:56

Grupo Dataflux, S.A. de C.V.

Date: April 29, 2002

02028828

U.S. Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, RM. 3099
Mail Stops 3-7
Washington D.C. 20549
FAX: (202) 942-9624

SUPPL

Re: Grupo Dataflux, S.A. de C.V. No. 82-4899

Dear Sirs:

Find attached 4 press releases submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) of the Securities and Exchange Act of 1934. Grupo Dataflux, S.A. de C.V. claims exemption under Rule 12g3-2(b) number 82-4899.

Sincerely,

Adrián González
Grupo Dataflux
Investor Relations

dw 5/8

Dataflux

PriceWaterhouseCoopers issue a new Report of Independent Auditors to Dataflux 2001 Financial Statements

Monterrey, April 29 2002 — Grupo Dataflux, S.A. de C.V. (BMV: Dataflx B, ADR I: GDFXY), today received a new Report to its 2002 audited financial statements from its external auditors, PriceWaterhouseCoopers.

Since last week Dataflux auditors received sound and complete information to eliminate two notes that appeared on its first Report dated April 15th 2002. The second or new letter was issued as of April 29th, 2002.

This event has no impact on Dataflux Financial Statements for the end of 2001 previously reported to the Mexican Stock Exchange.

Dataflux will inform within the next week new dates for its Board and Shareholders meetings in order to approve this new Report.

With the exception of historical information, the matters discussed in this press release are forward-looking statements.

Company Profile

Grupo Dataflux, S.A. de C.V. (BMV: Dataflx B) is a Mexican Education and Information Services company whose core holdings are CNCI, the largest network of computer training schools in Mexico and Todito.com, a leading Spanish language Internet portal and marketplace targeting North American Spanish-speakers. It also offers PCs and peripherals distribution services in Mexico and Colombia.

# # #

Investor and Press Inquiries

Celestina Aguilar, Celestina_aguilar@dataflux.com.mx, Tel: 818.221.2000, Fax: 818.221.2091

Grupo Dataflux, S.A. de C.V.

Date: April 26, 2002

U.S. Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, RM. 3099
Mail Stops 3-7
Washington D.C. 20549
FAX: (202) 942-9624

Re: Grupo Dataflux, S.A. de C.V. No. 82-4899

Dear Sirs:

Find attached 4 press releases submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) of the Securities and Exchange Act of 1934. Grupo Dataflux, S.A. de C.V. claims exemption under Rule 12g3-2(b) number 82-4899.

Sincerely,

Adrián González
Grupo Dataflux
Investor Relations

Dataflux

DATAFLUX ANNOUNCES THE EXIT FROM ITS PCs DISTRIBUTION BUSINESS IN MEXICO

Monterrey, April 26 2002 — Grupo Dataflux, S.A. de C.V. (BMV: Dataflx B, ADR I: GDFXY), a Mexican Education and Information services company, today announced the exit from its PCs and peripherals distribution business in Mexico.

"Today we announced a very positive and important event for our Company. We are now exiting from our Distribution business in Mexico (known as DFX de Mexico)" commented Guillermo Salinas-Pliego, Dataflux COB.

"We remain with our strategy to concentrate our operation in our Education Business Division. The PCs and peripherals wholesaling no longer provide value to the distribution industry. The rules of the game had changed and we consider this to be a very positive event" said Alberto Hinojosa, Dataflux CEO.

With the exception of historical information, the matters discussed in this press release are forward-looking statements.

Company Profile
Grupo Dataflux, S.A. de C.V. (BMV: Dataflx B) is a Mexican Education and Information Services company whose core holdings are CNCI, the largest network of computer training schools in Mexico and Todito.com, a leading Spanish language Internet portal and marketplace targeting North American Spanish-speakers. It also offers PCs and peripherals distribution services in Mexico and Colombia.

# # #

Investor and Press Inquiries
Celestina Aguilar, Celestina_aguilar@dataflux.com.mx, Tel: 818.221.2000, Fax: 818.221.2091

Dataflux

DATAFLUX REPORTS FIRST QUARTER 2002 RESULTS

--Operating Income increased 31% to Ps$4.9 million, 43% in US dollars--
--EBITDA increased 10% to Ps$11.5 million, 24% in US dollars--
-- Operating expenses decreased 12%--

Monterrey, April 26 2002 — Grupo Dataflux, S.A. de C.V. (BMV: Dataflx B, ADR I: GDFXY), a Mexican Education and Information services company, today reported its first quarter 2002 results.

1Q02 - Quarterly Results

Dataflux operating income registered Ps$4.9 million pesos (US$0.54 million) in 1Q02 coming from Ps$3.7 million (US$0.38 million) in 1Q01, this represents a 31% growth in pesos (43% in USD). The company's EBITDA increased to Ps$11.5 million (US$1.3 million) coming from Ps$10.5 million (US$1.0 million) in 1Q01, an increment of 10% (24% in USD).

As of March 2002 Dataflux had a net profit on a cash basis (excluding income and expense items that do not impact cash flow) of Ps$8.9 million, and a net profit of Ps$3.6 million.

"Dataflux continued to strengthen its balance sheet. As of March 2002 its bank debt net of cash is only Ps$10.4 million pesos" commented Celestina Aguilar, Dataflux CFO.

As of the end of March 2002 its bank debt to equity ratio reached 0.08 times and its interest coverage ratio based on EBITDA was 8.9 times.

Education: CNCI

"Our college programs face an outstanding horizon. There are more than 20 million inhabitants studying at Mexico's elementary and high schools. The question is where will they study?. The CNCI is positioned to participate-in and benefit-from this market in the coming years" commented Guillermo Salinas-Pliego, Dataflux COB.

Its Education division reported an operating income of Ps$5.9 million in 1Q02 from Ps$5.7 million in 1Q01, a 3% increment. CNCI reported total accumulated revenues of Ps$50.9 million as of March 2002, compared to Ps$55.8 million as of March 2001, a decrease mainly due to a 1Q02 shorter than 1Q01 in days by 6%.

"We remain promoting our 12 and 18 months course offerings. As of March 2001 the number of months to be taken by students enrolled in this programs was 165,810 versus 221,186 as of March 2002, this represents a 33% increase in potential sales" commented Mr. Alberto Hinojosa, Dataflux CEO.

"In order to continue with our locations productivity strategy, CNCI only opened 1 school during this quarter, reaching a total branch network to 86 locations throughout 22 states of Mexico. We will convert approximately 7 CNCI technical training branches to college facilities in order to close the year with approximately 10 college locations" commented Mr. Gilberto Caballero, CNCI CEO.

Internet: Todito.com (subsidiary presented as a temporary operation)

Todito's Total Sales for 1Q02 increased 50% to Ps$27.4 million (US$3 million) from Ps$18.3 million (US$2 million) in 1Q01. Cash Sales were Ps$23.9 million (US$2.6 million), representing 87% of Total Sales, an increase of 47% over Cash Sales registered in 1Q01 of Ps 16.2 million (US$1.8 million). Todito's Non-Cash Sales of Ps$3.5 million (US$387,600) in 1Q02 represent the Company's barter of online advertising in exchange for goods and services necessary to Todito's business, including band-width, print promotion and online advertising.

Total Operating Costs were Ps$19.1 million (US$2.1 million), of which 81% -- Ps$15.6 million (US$1.7 million) -- were Cash Operating Costs, with the remainder being Non-Cash Operating Costs associated with barter transactions. Cash Operating Costs increased 33.4% to Ps$15.6 million (US$1.7 million) from Ps$11.6 million (US$1.3 million) in 1Q01, primarily due to increased sales commissions associated with increased online advertising sales, as well as sales commission and band-width costs associated with Todito's ISP business.

As a result, Todito's EBITDA for 1Q02 increased 83% to Ps$8.3 million (US$919,000) compared to Ps$4.5 million (US$500,000) in 1Q01. Todito's Financial Results are audited by PriceWaterHouseCoopers, S.C.

Todito ISP sales increased 6,597% to Ps$3.1 million (US$337,000) in 1Q02 from Ps$45,000 (US$4,983) in 1Q01. Todito ISP sales are comprised of the Sale of Todito Card, Todito's pre-paid Internet Connection Service, and Todito En Linea, Todito's subscription-based Internet Connection Service.

Computer Distribution: Makrocomputo

"Our most relevant event this quarter was our exit from the distribution business in Mexico. Our results now only reflect our Colombian subsidiary operation" commented Juan D. Tovar, Dataflux Distribution Division CEO.

The Distribution Division sales reached Ps$123.7 million pesos with an operating income of Ps$3.0 and Ps$3.3 million EBITDA, all numbers for 1Q02.

Other Consolidated Results

Dataflux´s accumulated operating expenses decreased 12% to Ps$47.4 million pesos. Accumulated comprehensive financing cost increased 39% to a positive balance of Ps$0.92 million, compared to Ps$0.66 million reported as of March 2001. The company's revenues decreased by 7% from Ps$57.6 million as of March 2001 to Ps$52.3 million as of March 2002 and its gross income decreased 9% from Ps$57.6 million to Ps$52.3 million pesos.

With the exception of historical information, the matters discussed in this press release are forward-looking statements.

Company Profile
Grupo Dataflux, S.A. de C.V. (BMV: Dataflx B) is a Mexican Education and Information Services company whose core holdings are CNCI, the largest network of computer training schools in Mexico and Todito.com, a leading Spanish language Internet portal and marketplace targeting North American Spanish-speakers. It also offers PCs and peripherals distribution services in Mexico and Colombia.

# # #

Investor and Press Inquiries

Celestina Aguilar, Celestina_aguilar@dataflux.com.mx, Tel: 818.221.2000, Fax: 818.221.2091

Dataflux

DATAFLUX, TODITO.COM SALE REMAINS AN OPTION

Monterrey, April 26 2002 — Grupo Dataflux, S.A. de C.V. (BMV: Dataflx B, ADR I: GDFXY), a Mexican Education and Information services company, today commented that it remains operating its 50% owned subsidiary Todito.com as a subsidiary that could be sold to a third party.

According to the decision ratified and approved by Grupo Dataflux's Board Meeting, held on April 22, 2002, Todito.com S.A. numbers on Dataflux first quarter results will be presented as a temporary operation.

"Todito.com has became a very interesting business for Dataflux, but we should not forget that Todito was created in 1998 aiming at an IPO. We have been working since its inception to improve its efficiency and to create value to our company. We are very pleased with the results of the company and with its potential. Nevertheless we remain working considering a potential sale of the company if a buyer makes an offer based on a adequate valuation", commented Guillermo Salinas-Pliego, Dataflux COB.

With the exception of historical information, the matters discussed in this press release are forward-looking statements.

<u>*Company Profile*</u>
Grupo Dataflux, S.A. de C.V. (BMV: Dataflx B) is a Mexican Education and Information Services company whose core holdings are CNCI, the largest network of computer training schools in Mexico and Todito.com, a leading Spanish language Internet portal and marketplace targeting North American Spanish-speakers. It also offers PCs and peripherals distribution services in Mexico and Colombia.

# # #

Investor and Press Inquiries
Celestina Aguilar, Celestina_aguilar@dataflux.com.mx, Tel: 818.221.2000, Fax: 818.221.2091

todito.com

TODITO.COM ANNOUNCES 83% INCREASE IN EBITDA IN 1Q02 FROM US$3 MILLION IN SALES

--80,000 Todito Cards Sold in 1Q02--
--US$ 919,000 in EBITDA in 1Q02--
--Sales Up 50% from 1Q01--
--30%EBITDA Margin in 1Q02 vs. 25% in 1Q01--

FOR IMMEDIATE RELEASE:

Mexico City, Mexico – April 24, 2002. Todito.com, S.A. de C.V., a leading Internet portal, ISP and virtual marketplace for North American Spanish-speakers, announced today its financial results for 1Q02.

"We had a great quarter in a difficult operating environment," commented Todito Founder and Chairman, Guillermo Salinas. "Our pre-paid Internet connection service is booming and we continue to monetize our growing site traffic through advertising sales. The financial bubble may have burst where Internet companies are concerned, but Todito's market of internet users is growing fast and the fundamentals of our business are very solid."

1Q02 Financial Results

	1Q02 (thousands) Pesos*	1Q02 (thousands) US$**	% Change	1Q01 (thousands) Pesos	1Q01 (thousands) US$
Sales					
Cash Sales	Ps. 23,905	US$ 2,647	+47.2%	Ps. 16,244	US$ 1,798
Total Sales ***	27,443	3,039	+49.6%	18,339	2,030
Operating Costs & Expenses					
Cash Costs & Expenses	15,601	1,727	+33.4%	11,699	1,281
Total Costs & Expenses	19,130	2,119	+38.7%	13,794	1,527
EBITDA	Ps. 8,303	US$ 919	+82.7%	Ps 4,546	US$ 503

*Constant pesos as of march 31, 2002.
**Conversion based on the exchange rate in effect at march 31, 2002 of Ps. 9.03 per US$1.
***Total Sales is online advertising sales, plus sales of Todito's Internet connection services (Todito Card and Todito en Linea), as well as revenue from the online sale of other content, goods and services.
Todito's Financial Results are audited by **PriceWaterhouseCoopers, S.C.**

Todito's Total Sales for 1Q02 increased 50% to Ps. 27.4 million (US$ 3 million) from Ps. 18.3 million (US$ 2 million) in 1Q01. Cash Sales were Ps. 23.9 million (US$ 2.6 million), representing 87% of Total Sales, an increase of 47% over Cash Sales registered in 1Q01 of Ps 16.2 million (US$ 1.8 million). Todito's Non-Cash Sales of Ps. 3.5 million (US$ 387,600) in 1Q02 represent the Company's barter of online advertising in exchange for goods and services necessary to Todito's business, including band-width, print promotion and online advertising.

Total Operating Costs were Ps. 19.1 million (US$ 2.1 million), of which 81% -- Ps. 15.6 million (US$ 1.7 million) -- were Cash Operating Costs, with the remainder being Non-Cash Operating Costs associated with barter transactions. Cash Operating Costs increased 33.4% to Ps. 15.6 million (US$ 1.7 million) from Ps. 11.6 million (US$ 1.3 million) in 1Q01, primarily due to increased sales commissions associated with increased online advertising sales, as well as sales commission and band-width costs associated with Todito's ISP business.

As a result, Todito's EBITDA for 1Q02 increased 83% to Ps. 8.3 million (US$ 919,000) compared to Ps. 4.5 million (US$ 500,000) in 1Q01.

Todito's Financial Results are audited by PriceWaterHouseCoopers, S.C.

Todito ISP Sales

"We sold more Todito Cards in the first quarter than in all of 2001," commented Adrian Gonzalez, Todito's COO. "We are on track to double our first quarter ISP sales in the second quarter."

Todito ISP sales increased 6,597% to Ps. 3.1 million (US$ 337,000) in 1Q02 from Ps. 45,000 (US$ 4,983) in 1Q01. Todito ISP sales are comprised of the Sale of Todito Card, Todito's pre-paid Internet Connection Service, and Todito En Linea, Todito's subscription-based Internet Connection Service.

Online Advertising Sales up 33%

"Cash Flow from Todito's ISP business is growing fast, however we are also generating a large online audience and successfully selling that audience to advertising clients," commented Tim Parsa, Todito's CEO. "Given how fast Internet use is growing in Mexico and the U.S. Hispanic market, we believe that both our media business and our ISP business have tremendous growth potential."

Todito's advertising sales increased 33% to Ps. 21.7 million (US$2.4 million) in 1Q02, from Ps. 16.3 million (US$1.8) in 1Q01.

Company Profile

Todito.com, S.A. de C.V. is an Internet portal, ISP and virtual marketplace for North American Spanish-speakers, jointly owned by Grupo Dataflux, S.A. de C.V. (BMV: DATAFLXB) and TV Azteca, S.A. de C.V. (NYSE: TZA; BMV: TVAZTCA).

INVESTOR INQUIRIES

Adrián González
Chief Operating Officer
Todito.com, S.A. de C.V
agonzalez@toditocorp.com
Tel: 5255.8221.2032
Fax: 5255.8221.2091

PRESS INQUIRIES

Oscar Arguelles
Director of Corporate Communications
TV Azteca, S.A. de C.V.
oarguelles@tvazteca.com.mx
Tel: 5255.3099.5786
Fax 5255.3099.1464

Visit Us:

www.todito.com

www.toditocard.com

www.toditoilimitado.com

TODITO.COM SA DE CV
FINANCIAL STATEMENTS
(Thousands of Mexican Pesos of March 31, 2002 Purshasing Power)

	Pesos (Thousands)		Dollars (Thousands) *				Change	
	1Q 2002	1 Q 2001	1 Q 2002	%	1 Q 2001	%	Dlls	%
			9.0298		9.0298			
Sales:								
Advertising	$ 21,698	$ 16,286	$ 2,403	79%	$ 1,804	89%	$ 599	33%
Other	5,745	2,053	636	21%	227	11%	409	180%
Total Sales	**27,443**	**18,339**	**3,039**	**100%**	**2,031**	**100%**	**1,008**	**50%**
Cost of Sales	7,409	2,686	821	27%	297	15%	523	176%
Gross Profit/Loss	20,034	15,653	2,219	73%	1,733	85%	485	28%
Operating Expemse	11,730	11,108	1,299	43%	1,230	61%	69	6%
EBITDA	8,304	4,545	920	30%	503	25%	416	83%
EBITDA Margen	30%	25%	30%		25%	0%	-5%	-18%
Depreciation and Amortization	3,285	661	364	12%	73	4%	291	397%
TVA Contract Amortization**	40,223	47,329	4,454	147%	5,241	258%	(787)	-15%
Interest Expense	854	(67)	95	3%	(7)	0%	102	-1375%
Other Income (Expense)	-	(4)	-	0%	(0)	0%	0	-100%
Exchange Gain (Loss) - Net	338	2	37	1%	0	0%	37	16800%
Gain (Loss) on Monetary Position	(576)	(558)	(64)	-2%	(62)	-3%	(2)	3%
Deferred Income Tax (Expense) Benefit	-	-	-	0%	-	0%	-	#¡DIV/0!
Net Income (Loss)	(36,296)	(43,938)	(4,020)	-132%	(4,866)	-240%	846	-17%

The U.S. Dollar figures are translated at the exchange rate of Ps. 9.0298 per U.S. Dollar.

* Amortization of the five-year US$ 100 million services contract signed between TV Azteca and Todito on February 14, 2000.

Todito's Financial Results are audited by **PriceWaterHouseCoopers, S.C.**

).COM SA DE CV
ICE SHEET
ıds of Mexican Pesos of March 31, 2002 Purshasing Power)

S	Pesos (Thousands) At March 31		Dollars (Thousands) * At March 31		Change	
	2002	2001	2002	2001	Dlls	%
			9.0298			
ıd Cash Equivalents	9,055	3,333	1,003	369	634	1
:eivable	7,452	15,353	825	1,700	(875)	-
urrent Assets	25,084	19,117	2,778	2,117	661	
Current Assets	**41,591**	**37,803**	**4,606**	**4,186**	**419**	
ssets	**28,918**	**4,246**	**3,203**	**470**	**2,732**	**5**
׀ Assets	**696,164**	**872,449**	**77,096**	**96,619**	**(19,523)**	**-**
ASSETS	**$ 766,673**	**$ 914,498**	**$ 84,904**	**$ 101,275**	**(16,371)**	**-**
TIES						
Liabilities	$ 13,889	$ 32,910	$ 1,538	$ 3,645	(2,106)	-
) - Short Term	8,944	-	**990**	-	990	
Current Liabilities	**22,833**	**32,910**	**2,529**	**3,645**	**(1,116)**	**-**
) - Long Term	16,948	**-**	**1,877**	**-**	**1,877**	
LIABILITIES	**39,782**	**32,910**	**4,406**	**3,645**	**761**	
STOCKHOLDERS' EQUITY	**726,892**	**881,588**	**80,499**	**97,631**	**(17,132)**	**-**
LIABILITIES AND EQUITY	**$ 766,673**	**$ 914,498**	**$ 84,904**	**$ 101,275**	**(16,371)**	**-**

. Dollar figures are translated at the exchange rate of Ps. 9.0298 per U.S. Dollar.
'001, Todito signed a 42-month equipment financing agreement with Compaq Computer Corporation with a principal amount of US$ 3.7 million.

Financial Results are audited by **PriceWaterHouseCoopers, S.C.**